                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY, 2007

                         COMMISSION FILE NUMBER: 1-14362

                        GUANGSHEN RAILWAY COMPANY LIMITED
                 (Translation of registrant's name into English)

                         NO. 1052 HEPING ROAD, SHENZHEN
                        PEOPLE'S REPUBLIC OF CHINA 518010
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________)

                                    EXHIBITS

Exhibit Number

99.1 Notice of Annual General Meeting and Amendment of the Articles of
     Association

99.2 Notice of Extraordinary General Meeting

99.3 Circular on Amendments to the Articles of Association, Notice of Annual General Meeting and Revised Annual Cap for Continuing Connected Transactions

                           FORWARD-LOOKING STATEMENTS

     Certain information contained in this Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as "is expected to", "will", "is anticipated", "plan to", "estimate", "believe," "may," "intend," "should" or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause the registrant's actual results to differ materially from its historical results and those presently anticipated or projected. A discussion of the most significant risks, uncertainties and other factors is included in the annual report on Form 20-F that the registrant files with the Commission each year.

     You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause the registrant's actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policies of the PRC government, an economic slowdown in the Pearl River Delta region and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, a reoccurrence of Severe Acute Respiratory Syndrome epidemic in Hong Kong or China, foreign currency fluctuations and other factors beyond the registrant's control.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Guangshen Railway Company Limited

Dated: May 11, 2007


                                        By: /s/ Guo Xiang Dong
                                            ------------------------------------
                                        Name: Guo Xiang Dong
                                        Title: Directorate Secretary
                                               Directorate Secretariat
                                               Supervisor


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